SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

For additional information please contact:
Luciana Paulo Ferreira	As of 11/8/2004	Bovespa: CSNA3 R$42.38/share
CSN - Investor Relations (5511) 3049-7591		NYSE: SID US$15.10/ADR (1 ADR=1 share)
luferreira@csn.com.br www.csn.com.br		Shares Outstanding = 286.9 million
Market Capitalization: R$12.2 billion / US$4.3 billion

CSN’S CONSOLIDATED 9-MONTH ACCUMULATED NET INCOME EXCEEDS 2003 NET INCOME AND REACHES R$1.45 BILLION

São Paulo, Brazil, November 9, 2004

Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announced today its third quarter results (3Q04), in accordance with accounting principles required by the Brazilian Corporate Law and denominated in Reais. The comments included in this press release, unless otherwise stated, refer to consolidated results with comparisons to the third quarter of 2003 (3Q03), except when otherwise indicated. The US dollar/Real exchange rate on September 30, 2004 was R$2.8586.

Message from Benjamin Steinbruch, CEO and Chairman

Brazilian and global steel industries witnessed one of their best moments in this third quarter of 2004.
Even with the recent fall in the valuations of commodities’ companies in stock markets worldwide, due to a slight fall in prices (for some products in the USA), there is still room for specific price increases, like the ones observed in Brazil and Europe. Demand is responding positively and both local and international perspectives have been improving throughout the year.
Prices in the North-American market have approached the international standard, and growth revision for emerging countries, like China and India, make us believe that the steel cycle is very close to its peak. However, analysts worldwide share the same point of view of CSN, that the decrease in prices, if it happens, will be small, given uncertainties regarding some raw-materials supply and the replacement of non-competitive capacity in several parts of the northern hemisphere, either due to technological or environmental needs – which is the case for the unavoidable shift in Europe after the adoption of the Kyoto Protocol.
I am convinced that CSN is better positioned to face an occasional adverse scenario than other worldwide steel producers. Our integration, our active presence from mining and logistics to high value added flat steel products contribute to a competitiveness and a cash generation capability that stand out in the sector.
I believe that 4Q04 will continue many of the positive trends seen today and that 2005 and will be, on average, better than 2004, with higher average prices and lower cost pressures for CSN. Additionally, ongoing investments, such as Casa de Pedra mine expansion, and future investments, like the increase in crude steel production capacity and international projects, allow CSN a medium and long term growth and an outstanding position in the international steel sector, which, in turns, keeps its consolidation trend.
In addition, I would like to highlight that today the Company’s shares are been negotiated at an average of 3.4x Firm Value/EBITDA, compared to an historical average of over 4x.

Consolidated Results
	2004	3Q 2003	Chg.%	2004	9M 2003	Chg.%
Crude Steel Production	1,413	1,360	3.8	4,136	3,968	4.2
Sales Volume (000 tons)	1,214	1,320	8.0	3,706	3,533	4.9
Domestic Market	917	654	40.2	2,542	2,137	19.0
Export Market	297	666	(55.4)	1,164	1,396	(16.6)
Net Revenues (steel products) (R$/ton)	2,126	1,266	67.9	1,822	1,314	38.7

Financial Data (R$ million)

Net Revenue	2,780	1,782	56.0	7,207	4,956	45.4
Gross Profit	1,339	768	74.4	3,373	2,334	44.5
EBITDA	1,361	747	82.2	3,374	2,270	48.6
Net income (loss)	694	203	241.9	1,451	716	102.7

	Sep/04	Jun/04	Dec/03
Consolidated Net Debt R$ MM	5,123	5,998	4,729

US$1,992 million (64%) of the Consolidated Gross Debt was foreign currency denominated as of September 2004, US$2,227 million (79%) as of June 2004 and US$2,177 million (70%) as of December 2003.

EBITDA Reconciliation to Operating Income before Financial and Equity Results
	3Q		9M
	2004	2003	2004	2003
EBITDA	1,361	747	3,374	2,270
Depreciation	(204)	(191)	(607)	(486)
Other operating expenses	(26)	(22)	(39)	(28)
Operating income bef Fin.and equity	1,131	534	2,728	1,756
EBITDA consists of operating income plus depreciation and other operating expenses. EBITDA does not represent net income or cash flows from operations, as these terms are defined by U.S. GAAP. EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. We believe that EBITDA is useful because comparisons based on other measures, such as net income or cash flows from operating activities, include elements that vary from company to company depending on where they are located or on their capital structure. We present in the table above a reconciliation from EBITDA to operating income before financial and equity results.

Production and Production Costs

• Production

Output volumes1 in the third quarter of 2004 totaled 1.4 million tons of crude steel and 1.3 million tons of rolled finished products. In the first 9 months of 2004, the production of crude steel reached 4.1 million tons, up by 4%, while rolled finished products increased by 6% against the same period of 2003, totaling 3.7 million tons. These increases are the result of the Company’s continuous efforts to improve productivity.

_____________________
1 Output measured at the continuous casting for crude steel and at the hot strip mill for rolling products. These differ from inventories entry due to natural losses in the process.

• Production Costs (Parent Company)

In 2004, total production costs were 37% higher on a third quarter basis, and 36% higher on a 9-month basis. The increase in production costs was mainly due to higher imported raw materials prices – as a result of the supply and demand imbalance in the international market, driven by increased internal consumption in China. Raw material now represents 51% of total costs, compared to only 40% in 3Q03.

In the first 9 months of 2004, coal and coke costs were R$450 million higher from the comparable period in 2003. In 3Q04, the percentage of total costs declined by 1 percentage point (p.p.), for these inputs, compared to 2Q04, but increased by 12 p.p. compared to 3Q03, accounting for 33% of total costs.

Another highlight was the decline of outsourced hot coils, as a result of a change in the Company’s commercial strategy.

Costs remained constant compared to 2Q04 given the impact of the Real appreciation on imported or dollar-linked raw material, which remained at 47% of total cash costs.

Higher crude steel output in 2004 also contributed to an increase in our need for raw materials in general. Lastly, the non-cash effect of asset revaluation and CSN Paraná’s start-up increased the depreciation in the beginning of 2004 by R$97 million.

Net Revenues

In the third quarter of 2004, sales volumes of finished products and slabs reached 1.2 million tons, decreasing by 8%, from the same period in the prior year, due to the reduction of outsourced hot coils. Domestic market increased by 40% in the quarter, reflecting a 37% growth on flat steel demand in Brazil and a slight market share increase. Export sales, however, decreased by 55%, when compared the same periods, and accounted for 24% of total sales. In the 9-month period, sales volumes grew by 5%, highlighting the 19% growth of domestic sales, with domestic demand increasing by 15% due to the economic recovery.

Exports for the parent company were largely to the United States and Europe, which represented 39% and 35% of total exports, respectively. This mainly reflects our operations with CSN LLC (USA) and Lusosider (Portugal). Exports to Asia and Latin America amounted for 13% and 10%, respectively. Since CSN LLC and Lusosider sales are made in their respective regions, CSN consolidated sales show substantially the same distribution worldwide.

Consolidated net revenues in 3Q04 were 56% higher, reaching R$2,780 million. This performance was mainly due to a 68% increase in average prices, resulting from price increases in the domestic market, as well as in the international markets, especially in the United States. Since export prices in the period remained higher, domestic sales accounted for 73% of the quarter’s total net revenues, below the 76% of total volumes. In the 9-month period the domestic market represents 68% of net revenues and 69% of total volumes, since export prices were higher than domestic prices.

Gross Profit, Operational Income and EBITDA

• Gross Profit

Gross profit in the 3Q04 increased by R$571 million compared to 3Q03 and R$146 million compared to 2Q04. Gross margin grew by 5 p.p. compared to the same period of the previous year as a result of higher steel prices. Compared to the previous quarter, gross margin had a 2 p.p. increase. In the 9-month period, gross income was 45% higher, while the gross margin remained flat at 47%.

• Operational Income

In 3Q04, operating income reached R$1.1 billion, compared to R$939 million in 2Q04. This R$192 million increase reflects the higher gross income and the reduction in selling expenses, due to smaller export volume. Operating income in the 9-month period grew by 55%, reflecting the increase in gross income.

• EBITDA

EBITDA in the third quarter totaled R$1,361 million, an 82% increase compared to the R$747 million reported in 3Q03. EBITDA margin was 49%, or 7 p.p. and 3 p.p. above 3Q03 and 2Q04, respectively. In the 9-month period, EBITDA increased by 49%, reaching R$3.4 billion with a 47% margin. This figure surpasses the 2003 FYE EBITDA by R$372 million.

Financial and Equity Results

• Financial Results

Financial results (which include financial revenues and expenses as well as results from net exchange and monetary variation, but exclude amortization of deferred exchange losses) amounted to negative R$11 million in the quarter, compared to negative R$242 million in 3Q03, due to lower cost of net debt in the period. However, in the first nine months of 2004, financial results were R$630 million, compared to negative R$557 million in the same period of 2003. For a breakdown of the financial results, please refer to table on page 6.

Deferred Exchange Losses: Total amortization of deferred exchanges losses due to the real devaluation in 2001 was R$25 million in 3Q04, compared to R$33 million in 2Q03. The balance to be amortized in 2004 is R$25 million.

• Equity Results

Equity results were negative R$4 million in 3Q04, which represented a R$28 million variation when compared to 3Q03. Although the gains related to the stake at MRS were stable, the Company registered a R$9 million higher loss related to Itasa, due to a lower net income at Itasa in 3Q04. In addition, the Company started to amortize goodwill related to the investments in GalvaSud and Tangua (CSN LLC controlling shareholder) in 2Q04 and 4Q03, respectively. These amortizations were R$7 million and R$ 4 million, respectively in 3Q04.

Net Income

In 3Q04, the Company recorded R$386 million in provisions for Income Tax and Social Contribution (IT/SC), compared to a R$70 million provision in 2Q04. The main reasons for this difference are greater results before taxes, higher taxable results in offshore affiliated companies in 3Q04 and a reversion related to the Summer Plan (accrual of 42.72% of the financial effects on taxes related to the 89 inflation) in the previous quarter. Compared to 3Q03, the R$317 million increase is mainly related to lower results before tax in 2003.

As a result of the items previously mentioned, the Company’s consolidated net income in 3Q04 reached R$694 million, 242% higher than the R$203 million recorded in the same period of the previous year, and 64% higher than in 2Q04. In the 9-month period, net income reached R$1.45 billion, up by R$735 million.

Net Debt/EBITDA = 1.1 x

On September 30, 2004, consolidated net debt amounted to R$5,123 million, R$875 million lower than on June 30, 2004. This reduction reflects high cash flow generation and lower financial costs, partially offset by higher raw material inventories that increased our working capital needs. Current net debt /annualized accumulated EBITDA ratio was at 1.1x, within the previously announced estimates.

The cost of net debt for the first nine months of 2004 was equivalent to 92% of the CDI. As the Company’s hedging strategy contemplates financial and operational assets and liabilities denominated in foreign currency, the derivatives amount to approximately US$1 billion. For the year, the Company expects the financial cost to remain around 100% of Cetip’s CDI.

Capex

In the first 9 months of 2004, total capex reached R$ 646 million. The main expenditure, once again, was related to CSN Paraná, in addition to projects related to maintaining the operating and technological excellence of the facilities, as well as the acquisition of the remaining capital of GalvaSud, which amounted to R$306 million.

Recent Events

  On October 26, 2004, the Company’s Board of Directors approved a share buy back program for 6,357 thousand shares, from November 12, 2004 to February 11, 2005. This program is a extension of the previous two, and reflects Management’s perception of low share prices. Currently, CSN has 4,830,399 shares in treasury.

  On September 24, continuing with its strategy to extend debt maturities, CSN, through one of its subsidiaries abroad, issued US$200 million in 10% Notes with a 10.5 years maturity.

Outlook

In 3Q04, over 75% of the Company’s sales were in the domestic market. The Company intends to keep its export sales around 25/30% in the rest of 2004 and 2005. The Company expects no significant increase in sales volume compared to the 5.1 million tons projected for 2004. A higher value-added product mix though is expected given the full year end impact of the increase in production in the galvanizing plants in Brazil and US.

International prices remain positive, despite the expected slight fall in American prices, which have been approaching European prices, since European producers already announced price increases for 1Q05. CSN believes that the average price in 2005 will be higher than in 2004. The Company expects domestic prices to have a slight premium over the European market, due to the appreciation of real against the dollar. For 2005, even if international prices fall to near US$520/t in the end of the year (as forecast by CRU –Commodities Research Unit), the Company does not expect a decrease in domestic prices, which would be then near to import prices in Brazil.

Costs were kept constant during 3Q04, and no significant cost increase is expected for 4Q04, since any marginal coal price increase would be offset by decreased coke prices and by economies generated by the continuous search for cost reduction alternatives. For 2005, the market points to coal price increases, which we only expect to impact the total cost by 15% between the second and fourth quarters of 2005. Still, the Company expects that gross and EBITDA margins will be higher, between 47% and 50% in 2005, due to a higher and more stable price environment.

Regarding cash flow, CSN intends to recover part of the working capital invested until September 2004, having used the free cash flow in 3Q04 to reduce the debt level by R$875 million. For 4Q04, a reduction by a similar amount is expected with a Net Debt/EBITDA level near 1x. For 2005, with higher investment needs related to the Casa da Pedra expansion, the Net Debt/EBITDA level should remain near 1x, lower than 2004 level, also due to the higher EBITDA expected for the period.

3Q04 Earnings Result Conference Call

CSN will host conference call to discuss 3Q04 results on November 11th, 2004, as follows:

Portuguese Presentation	English Presentation
November 11th, 2004 – Thursday	November 11th, 2004 – Thursday
10:00 AM –Brasília	12:00 AM – Brasília
7:00 AM – US ET	9:00 AM – US ET
(55-11) 2101-1490	(1-973) 582-2734
Code: CSN	Code: CSN or 5342041

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex formed by investments in infrastructure and logistics, that combines, in its operation, captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5.8 million tons of crude steel and consolidated gross revenues of R$ 8.3 billion reported in 2003, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results, the statements under “Message from CEO” and “Outlook”, the expected nominal cost of gross debt compared to CDI and the expected ratio at 2004 year-end of net indebtedness to EBITDA. Actual results, performances or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

Six pages of tables follow

INCOME STATEMENT
Consolidated – Corporate Law – In thousands of R$ - Limited Revision

	3Q04	2Q04	3Q03	9M03	9M04
Gross revenue	3,339,247	2,999,802	2,066,634	5,898,369	8,600,865
Gross revenue deductions	(559,472)	(437,431)	(284,460)	(942,586)	(1,393,569)
Net revenue	2,779,775	2,562,371	1,782,174	4,955,783	7,207,296
Domestic Market	2,036,129	1,577,156	1,033,072	3,277,327	4,897,113
Export Market	743,646	985,215	749,102	1,678,456	2,310,183
Cost of goods sold (COGS)	(1,440,581)	(1,369,553)	(1,013,827)	(2,622,272)	(3,834,443)
COGS, excluding depreciation	(1,247,955)	(1,158,305)	(832,226)	(2,163,350)	(3,260,953)
Depreciation allocated to COGS	(192,626)	(211,248)	(181,601)	(458,922)	(573,490)
Gross Profit	1,339,194	1,192,818	768,347	2,333,511	3,372,853
Gross Margin (%)	48.2%	46.6%	43.1%	47.1%	46.8%
Selling expenses	(106,681)	(152,476)	(148,485)	(348,621)	(381,978)
General and administrative expenses	(64,089)	(71,848)	(53,976)	(174,193)	(190,531)
Depreciation allocated to SG&A	(11,351)	(11,103)	(9,141)	(26,811)	(33,056)
Other operating income (expense), net	(25,732)	(18,113)	(22,346)	(27,730)	(39,119)
Operating income before financial and equity interest	1,131,341	939,278	534,399	1,756,156	2,728,169
Net financial result	(36,703)	(469,412)	(275,100)	(658,924)	(709,924)
Financial expenses	(262,183)	(218,151)	(196,122)	(531,359)	(770,401)
Financial income	(30,889)	93,965	53,731	(855,359)	230,512
Monetary and foreign exchange loss*	281,578	(318,772)	(99,917)	829,418	(90,203)
Defferral of foreign exchange loss	(25,209)	(26,454)	(32,792)	(101,624)	(79,832)
Equity interest in subsidiaries	(4,101)	11,109	23,684	34,584	14,457
Operating Income (loss)	1,090,537	480,975	282,983	1,131,816	2,032,702
Non-operating income (expenes) Net	(9,560)	12,530	(9,992)	(19,797)	3,309
Income Before Income and Social Contribution Taxes	1,080,977	493,505	272,991	1,112,019	2,036,011
(Provision)/Credit for income tax	(285,992)	(39,471)	(51,484)	(309,755)	(415,714)
(Provision)/Credit for social contribution	(100,503)	(30,523)	(18,464)	(86,279)	(169,019)

Net income (Loss)	694,482	423,511	203,043	715,985	1,451,278

EBITDA	1,361,050	1,179,742	747,487	2,269,619	3,373,834
EBITDA margin (%)	49.0%	46.0%	41.9%	45.8%	46.8%

EBITDA = Gross profit less selling, general and administrative expenses, provision for profit sharing, depreciation, amortization and depletion.

Net Financial Results
Consolidated - - Corporate Law - In thousands of R$ - Limited Revision

	3Q04	2Q04	3Q03	9M03	9M04
Financial Expenses	(262,183)	(218,151)	(196,122)	(531,359)	(770,401)
Loans and financing	(189,377)	(203,904)	(132,059)	(365,975)	(599,235)
Local currency	(55,907)	(57,280)	(67,653)	(205,476)	(181,879)
Foreign currency	(133,470)	(146,624)	(64,406)	(160,499)	(417,356)
Taxes	(32,208)	(17,964)	(30,554)	(88,802)	(112,434)
Other financial expenses	(40,598)	3,717	(33,509)	(76,582)	(58,732)

Financial Income	(30,889)	93,965	53,731	(855,359)	230,512
Income from marketable securities	(49,940)	78,609	45,201	(892,338)	180,600
Other income	19,051	15,356	8,530	36,979	49,912

Exchange and Monetary Variation	256,369	(345,226)	(132,709)	727,794	(170,035)
Net monetary variation	(31,185)	(3,481)	(8,465)	(36,869)	(37,075)
Net exchange variation	312,763	(315,291)	(91,452)	866,287	(53,128)
Deferred exchange losses	(25,209)	(26,454)	(32,792)	(101,624)	(79,832)

Net Financial Results	(36,703)	(469,412)	(275,100)	(658,924)	(709,924)

CASH FLOW
CONSOLIDATED - - Corporate Law -In thousands of Reais - Limited Revision

	3Q04	2Q04	3Q03	9M03	9M04
Cash Flow from Operating Activities	668,048	536,541	250,737	1,297,143	1,306,754
Net income for the period	694,482	423,511	203,043	715,985	1,451,278
Exchange Rate Deferral	25,209	26,454	32,792	101,624	79,832
Net Exchange and Monetary variations	(535,226)	475,196	72,691	(841,941)	(75,576)
Provision for financial expenses	239,956	220,716	138,646	355,552	666,871
Depreciation, exhaustion and amortization	203,921	222,216	190,742	485,733	606,490
Equity Results	4,101	(11,109)	(23,684)	(34,584)	(14,457)
Deferred IT/SC	84,581	23,752	27,528	335,764	162,104
Provision for derivatives	(82,035)	(143,965)	88,672	904,888	(597,502)
Provision for Unfunded Pension Liabilities	7,705	7,909	10,858	51,287	22,345
Other provisions	54,722	22,800	11,491	(27,704)	128,052
Working Capital	(29,368)	(730,939)	(502,042)	(749,461)	(1,122,683)
Accounts Receivable	223,185	(382,593)	(441,486)	(436,664)	(249,443)
Inventories	(709,158)	(370,699)	(66,650)	(316,988)	(1,257,062)
Suppliers	103,911	100,830	(61,637)	(37,323)	55,504
Taxes	387,107	(49,557)	83,411	(2,366)	301,636
Others	(34,413)	(28,920)	(15,680)	43,880	26,682
Cash Flow from Investing Activities	(127,191)	(416,326)	(139,818)	(334,515)	(646,433)
Investments	-	(139,205)	-	66,250	(139,205)
Fixed Assets	(127,191)	(277,121)	(139,818)	(400,765)	(507,228)
Cash Flow from Financing Activities	362,096	(1,143,601)	719,191	26,576	(1,025,241)
Issuances	1,092,611	1,039,313	1,472,264	3,515,120	2,805,746
Amortizations	(418,371)	(1,076,167)	(547,573)	(2,238,800)	(2,221,235)
Interest Expenses	(221,969)	(262,735)	(204,806)	(450,073)	(675,560)
Dividends/Interest on Equity	(28)	(752,221)	(694)	(799,671)	(752,254)
Stocks in Treasury	(90,147)	(91,791)	-		(181,938)

Free Cash Flow	902,953	(1,023,386)	830,110	989,204	(364,920)

EXCHANGE RATE
In R$/US$

	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04
End of Period	3.5333	3.3531	2.872	2.9234	2.8892	2.9086	3.1075	2.8586

% change	(9.3)	(5.1)	(14.4)	1.8	(1.2)	0.7	6.8	(8.1)
Acumulated (%)	52.3	(5.1)	(18.7)	(17.3)	(18.2)	0.7	7.6	(1.1)

INCOME STATEMENT
Parent Company – Corporate Law – In thousands of R$ - Limited Revision

	3Q04	2Q04	3Q03	9M03	9M04
Gross revenue	2,761,068	2,673,941	1,791,743	5,294,157	7,347,150
Gross revenue deductions	(447,589)	(358,105)	(236,343)	(795,641)	(1,129,477)
Net revenue	2,313,479	2,315,836	1,555,400	4,498,516	6,217,673
Domestic Market	1,949,722	1,466,591	926,463	3,122,274	4,625,675
Export Market	363,757	849,245	628,937	1,376,242	1,591,998
Cost of goods sold (COGS)	(1,126,621)	(1,258,589)	(911,096)	(2,466,532)	(3,248,311)
COGS, excluding depreciation	(953,994)	(1,060,939)	(739,621)	(2,030,328)	(2,721,969)
Depreciation allocated to COGS	(172,627)	(197,650)	(171,475)	(436,204)	(526,342)
Gross Profit	1,186,858	1,057,247	644,304	2,031,984	2,969,362
Gross Margin (%)	51.3%	45.7%	41.4%	45.2%	47.8%
Selling expenses	(66,040)	(65,793)	(68,070)	(160,957)	(189,667)
General and administrative expenses	(46,851)	(57,139)	(45,710)	(149,047)	(145,588)
Other operating income (expense). Net	(7,473)	(7,450)	(6,448)	(20,066)	(22,260)
Depreciation allocated to SG&A	(43,790)	(24,428)	(19,792)	(18,892)	(79,290)
Operating income before financial and equity interest	1,022,704	902,437	504,284	1,683,022	2,532,557
Net financial result	(18,171)	(436,639)	(415,374)	(539,261)	(829,245)
Financial expenses	(269,107)	(233,351)	(229,932)	(590,773)	(802,778)
Financial income	(244,230)	278,997	(15,560)	(998,196)	67,138
Monetary and foreign exchange loss	520,375	(456,743)	(137,758)	1,149,330	(15,353)
Defferral of foreign exchange loss	(25,209)	(25,542)	(32,124)	(99,622)	(78,252)
Equity interest in subsidiaries	99,528	111,982	171,245	(5,316)	453,704
Operating Income (loss)	1,104,061	577,780	260,155	1,138,445	2,157,016
Non-operating income (expenes. Net	(9,458)	(729)	(10,182)	(22,341)	(10,241)
Income Before Income and Social Contribution Taxes	1,094,603	577,051	249,973	1,116,104	2,146,775
(Provision)/Credit for income tax	(277,911)	(54,951)	(42,735)	(300,527)	(422,730)
(Provision)/Credit for social contribution	(97,724)	(36,457)	(15,391)	(82,714)	(172,075)

Net income (Loss)	718,968	485,643	191,847	732,863	1,551,970

EBITDA	1,246,594	1,131,965	701,999	2,158,184	3,160,449
EBITDA Margin (%)	53.9%	48.9%	45.1%	48.0%	50.8%

Additional Information

Deliberated Dividends and Interest on Equity	-	35,000	-	506,138	35,000

Number of Shares - thousands **	282,169	284,404	71,729,261	71,729,261	282,169

Earnings (Loss) per share - R$	2.55	1.71	2.67	10.22	5.50
** Excluding treasury stocks
EBITDA = Gross profit less selling, general and administrative expenses, provision for profit sharing, depreciation, amortization and depletion.

BALANCE SHEET
Corporate Law – thoushands of R$ – Limited Revision

	Parent Company		Consolidated
	09/30/2004	06/30/2004	09/30/2004	06/30/2004
Current Assets	6,249,078	5,534,896	7,840,038	6,253,120
Cash and marketable securities	1,826,478	1,698,543	3,560,175	2,581,986
Trade accounts receivable	2,223,553	2,215,887	1,372,764	1,583,567
Inventory	1,534,784	1,045,181	2,150,766	1,441,477
Other	664,263	575,285	756,333	646,090
Long-term assets	3,317,903	3,407,720	2,135,624	2,116,451
Permanent asstes	16,278,278	16,185,554	13,713,488	13,855,350
Investiments	3,882,811	3,676,105	397,054	392,835
PP&E	12,157,169	12,238,437	12,999,141	13,108,212
Deffered	238,298	271,012	317,293	354,303

Total Assets	25,845,259	25,128,170	23,689,150	22,224,921

Current Liabilities	3,543,808	3,017,145	3,629,749	3,188,105
Loans and financing	2,192,733	1,787,630	2,110,030	1,925,518
Other	1,351,075	1,229,515	1,519,719	1,262,587
Long-term liabilities	13,523,487	13,961,882	11,375,588	10,954,261
Loans and financing	8,039,347	8,892,284	6,792,059	6,853,813
Deffered income and social contribution taxes	2,327,394	2,358,847	2,370,914	2,397,789
Other	3,156,746	2,710,751	2,212,615	1,702,659
Future periods results	-	-	32,025	35,103
Shareholders' Equity	8,777,964	8,149,143	8,651,788	8,047,452
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital reserve	17,319	17,319	17,319	17,319
Revaluation reserve	4,824,141	4,885,196	4,824,142	4,885,196
Investment reserve	736,594	736,594	736,594	736,594
Treasury shares	(181,938)	(91,791)	(181,938)	(91,791)
Retained earnings	1,700,901	920,878	1,574,724	819,187

Total liabilites and shareholders' equity	25,845,259	25,128,170	23,689,150	22,224,921

SALES VOLUME
Consolidated – thousand of tons

	3Q04	2Q04	3Q03	2003	2004

DOMESTIC MARKET	918	848	654	2,137	2,542
Hot rolled	315	291	214	741	869
Cold rolled	156	183	152	487	520
Galvanized	227	201	122	394	590
Tim mill products	204	158	152	471	518
Slabs	16	15	13	44	45
EXPORT MARKET	297	506	666	1,396	1,164
Hot rolled	52	192	278	534	379
Cold rolled	27	34	51	98	78
Galvanized	161	127	107	181	415
Tim mill products	42	123	120	297	248
Slabs	15	30	109	287	44
TOTAL	1,214	1,354	1,320	3,533	3,706
Hot rolled	367	483	492	1,275	1,248
Cold rolled	183	217	203	585	597
Galvanized	388	328	229	575	1,005
Tim mill products	246	281	272	768	766
Slabs	30	45	123	330	89

SALES VOLUME
Parent Company – thousands of tons

	3Q04	2Q04	3Q03	2003	2004

DOMESTIC MARKET	951	814	627	2,195	2,526
Hot rolled	314	273	203	756	849
Cold rolled	242	192	153	522	605
Galvanized	179	178	118	408	516
Tim mill products	200	155	139	467	511
Slabs	16	15	13	43	45
EXPORT MARKET	205	562	645	1,349	1,063
Hot rolled	69	223	297	552	451
Cold rolled	1	19	43	73	21
Galvanized	42	53	84	156	115
Tim mill products	32	116	111	287	221
Slabs	60	152	109	281	255
TOTAL	1,156	1,376	1,272	3,544	3,590
Hot rolled	383	496	500	1,308	1,300
Cold rolled	244	211	197	595	626
Galvanized	221	231	202	564	631
Tim mill products	232	271	251	754	732
Slabs	76	167	123	324	300

NET SALES PER UNIT
Consolidated – In R$/ton

	3Q04	2Q04	3Q03	2003	2004

TOTAL	2,126	1,791	1,266	1,314	1,822
Hot rolled	1,715	1,423	959	1,001	1,436
Cold rolled	2,264	1,841	1,309	1,302	1,800
Galvanized	2,421	2,063	1,564	1,631	2,134
Tim mill products	2,319	2,139	1,790	1,840	2,145
Slabs	957	1,341	710	768	1,093

NET SALES PER UNIT
Parent Company – In R$/ton

	3Q04	2Q04	3Q03	2003	2004

TOTAL	1,896	1,603	1,152	1,196	1,640
Hot rolled	1,593	1,306	875	914	1,315
Cold rolled	1,841	1,639	1,161	1,147	1,646
Galvanized	2,341	2,030	1,468	1,528	2,063
Tim mill products	2,220	1,993	1,702	1,700	2,023
Slabs	1,316	1,215	619	672	1,215

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Lauro Henrique Rezende
Lauro Henrique Rezende Investments Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.